Exhibit 21
KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2022, the subsidiaries of the Registrant were as follows:

Jurisdiction of Incorporation
Kimball International Brands, Inc.	Indiana
Kimball Furniture Group, LLC	Indiana
Kimball International Transit, Inc.	Indiana
Kimball Hospitality, Inc.	Indiana
National Office Furniture, Inc.	Delaware
Poppin, Inc.	Delaware